SNIFFY LABS

2020 Report

Dear investors,

THANK YOU ALL for supporting us in the past year on WeFunder! It means a lot to us as an early stage startup, and your support and trust encouraged us to make it happen and get our first dog training app to launch! We believe that we are on the right direction and what we are doing is meaningful and will be helpful to lots of pet-owning families and our pets! We want you to succeed, so first we will definitely try our best to survive and succeed!

Please stay tuned and we will be updating with everyone of you in the future about our progress and our new WeFunder crowdfunding campaign! Stay HAPPY and SAFE:)

We need your help!

We are going to have another round of WeFunder crowdfunding campaign in the next several months, and we would really appreciate it if you could be rejoining us and helping us make the campaign successful again! Its success can help us speed up a lot with the business development and make it much more possible for us to get equity financing earlier, which means by that time, your investment on us would be converted into equity! Also, if you know anyone who might be interested, please do not hesitate to let them know about Sniffy Labs. Thank you!

If you have friends who might be in need of the Sniffy App, please also let them know and help them download the app. We are also looking for partners to help grow our business, such as breeders, animal shelters, vets, and small to medium sized businesses for pet supplies. If you have connections with any of them, we would be really appreciate it if you could make the introduction and help us get connected!

Sincerely,

Howard Shyng

Co-Founder & President

Ting Zhu

Co-Founder & Vice President

Our Mission

We aim to be the leader in the pet training market – the first place everyone thinks of when they need pet training. We want to be a brand that keeps innovating in the pet care industry, while also providing excellent services so that people never think of going anywhere else. We hope to have channels like shelters and vets in major cities, and aim to have nationally recognized partners like Chewy. Users will find right plans for their dog in Sniffy, no matter what the breed, age or size.

See our full profile

How did we do this year?

Report Card

A-

The Good

- The beta testing went very well and the conversion rate was high as 78%.
- The crowdfunding on WeFunder was successful and we also got a grant of $25K from a local incubator.
- The development of the app went smoothly and we were able to finish it up by the end of 2020 and got ready for the first big launch.

The Bad

- The app development speed wasn't fast enough as expected due to technical issues, but we've learned a lot during the process.
- We were approved a $75K investment from Launch NY but contingent on getting another $75K investment.
- The training content creation wasn't as smooth as we expected but now we have really good trainers helping with it, it's exciting.

2020 At a Glance

January 1 to December 31

$0 Revenue	**$4,305** Net Profit	**$0** Short Term Debt
$20,668 Raised in 2020	**$26,621** Cash on Hand As of 04/ 7/21	

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We create online dog training experience for dog owners and make it professional and smooth for them to manage every aspect of the training. Customers learn how to train a dog through tailored in-app training plans with in-depth video tutorials, daily practice, and access to professional advice through certified canine trainers.

We aim to be the leader in the pet training market – the first place everyone thinks of when they need pet training. We want to be a brand that keeps innovating in the pet care industry, while also providing excellent services so that people never think of going anywhere else. We hope to have channels like shelters and vets in major cities, and aim to have nationally recognized partners like Chewy. Users will find right plans for their dog in Sniffy, no matter what the breed, age or size.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Sniffy Labs Inc. was incorporated in the State of Delaware in September 2019.

Since then, we have:

- First mover advantage focused on innovating the traditional dog training market

- US total addressable market is $1B a year, and growing at 10% a year; has the global reach market potential- any companion dog, any language

- Launched closed beta in December 2019 with 50 dog owners; quickly got 39 testers converted to customers at a 78% conversion rate

- Partnering with two breeders and two shelters that are promoting us to dog owners

- Built product with $0 outside fund, technical founders develop and iterate the product quickly

- Field experts onboard to create professional dog training content

- Solid customer discovery by talking to over 400 dog owners and trainers to find the product-market fit

Historical Results of Operations

Our company was organized in September 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was % in fiscal year 2020, compared to % in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $33,088, including $33,088 in cash. As of December 31, 2019, the Company had $2,000 in total assets, including $2,000 in cash.

- *Net Income.* The Company has had net income of $4,305 and net losses of $2,251 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $27,816 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 10 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 10 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Sniffy Labs Inc. cash in hand is $26,621, as of April 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,700/month, for an average burn rate of $2,700 per month. Our intent is to be profitable in 18 months.

From January, 2020, we started to pay rent for office and membership of incubation centers. We got our company authorized in NY State to do business, paid for related legal services (business, investing & immigration), paid for video production, and design. To produce content for the app and develop the app, we paid dog trainers, and also paid for development services.

For the next 3-6 months, we will mainly spend money on compensating developers and trainers, the marketing expert, running paid ads, office renting, and possible legal services fee. To our knowledge, it is estimated (not guaranteed) that our expense for the next 6 months could be around $18,000.

We expect to generate $12,000 (not guaranteed) in total gross revenue for the next 6 months from our app subscribers.

Yes we have received a grant provided by a local incubator and company in 2020, which was $25K in total. And Co-Founders can also transfer funds from their bank account to the business.

Net Margin: Inf% **Gross Margin:** NaN% **Return on Assets:** 13% **Earnings per Share:** $1,076.25 **Revenue per Employee:** $0

Cash to Assets: 100% **Revenue to Receivables:** ~ **Debt Ratio:** 84%

Sniffy_Labs_FinancialStatements_2020.pdf

We ❤ Our 18 Investors

Thank You For Believing In Us

Dennis DeLeo
Dan Banks
Jolene Richison
Joe Shyng
Baste Larsen
John Greco
Caroline Xiao
Donald M Sirianni
Corey Jones
Roxanne Ong
Duane Le
Paul Austin
Eduard Abramov
Patrick Enweronye
Armad McGill
Wade Robison
Henry Hsu
Wei Su

Thank You!

From the Sniffy Labs Team



